[ Janus Letterhead ]

December 29, 2014

VIA EDGAR

Elisabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”)
1933 Act File No. 033-63212
1940 Act File No. 811-07736
Post-Effective Amendment No. 71

Dear Ms. Bentzinger:

On behalf of the Registrant and Global Unconstrained Bond Portfolio (the “Portfolio”), set forth below are two of the comments that you (the “Staff”) provided by telephone on December 19, 2014 concerning Post-Effective Amendment No. 71 to the Registrant’s Registration Statement filed with the U.S. Securities and Exchange Commission on November 10, 2014. Your comments are set forth in italics and are followed by the Registrant’s responses.

Staff Comment: The Staff asked the Registrant to explain how the use of “global” in the Portfolio’s name is consistent with the Portfolio’s principal investment strategies.

Response: The Registrant believes that the use of the term “global” in the Portfolio’s name is consistent with the Portfolio’s principal investment strategies because, as disclosed, the Portfolio “has significant latitude to pursue opportunities across the fixed-income spectrum to create a diversified portfolio of varying maturities, including moving between sectors or across credit risk, and may have long, short, or negative duration.” This reflects the Portfolio’s global macro investment approach, which provides the flexibility to invest across a broad spectrum of assets depending on market trends, price movements, and the relative strength of the global economy. The Portfolio intends to have exposure to investments that are tied economically to a number of countries throughout the world and has added disclosure to the Principal Investment Strategies section of the Prospectus to clarify the nature of this investment approach.

Staff Comment: The Staff noted that the disclosure in the Purchases section of the Statement of Additional Information states that “Purchase orders are deemed received by the Portfolio when authorized organizations, their agents, or affiliates receive the order provided that such designated organizations or their agents or affiliates transmit the order to the Portfolio within contractually specified periods.” The Staff asked the Registrant to explain how this disclosure is consistent with Rule 22c-1 under the Investment Company Act of 1940, as amended.

Response: The Registrant believes that the above-referenced disclosure is consistent with Rule 22c-1 because it reflects the terms of the contract that Janus Capital Management LLC enters into with all intermediaries authorized to accept and transmit orders for the Portfolio. This contract specifically requires the intermediary to comply with Rule 22c-1 by, among other things, certifying that all orders delivered to Janus Services LLC (the Portfolio’s transfer agent) have been received by the intermediary by the close of trading on each business day (or, if received after the close of trading on any business day, will be transmitted to Janus Services LLC on the next business day). Further, the contract sets forth specified times by which the intermediary must transmit orders to Janus Services LLC to ensure that Portfolio shares are sold at the net asset value computed after the receipt of such order.

If you have any concerns regarding the above responses, please call me at (303) 394-7310. Thank you for your assistance in this matter.

Regards,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.

Richard C. Noyes, Esq.

Donna Brungardt